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                             March 24, 2023

       Evan Sohn
       Chief Executive Officer
       Recruiter.com Group, Inc.
       500 Seventh Avenue
       New York, New York 10018

                                                        Re: Recruiter.com
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 16,
2023
                                                            File No. 333-270611

       Dear Evan Sohn:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed March 16, 2023

       General

   1. Please update your financial statements and related financial information throughout in accordance with Rule
8-08 of Regulation S-X.
   2.                                                   Please separately
disclose the number of common stock and the number of common stock issuable upon the
exercise of warrants that are being offered by the selling shareholders.
   3. Please disclose that the company received a letter from NASDAQ notifying the company that the company does
not meet the continued listing requirements and that it has until
                                                        May 17, 2023 to regain
compliance.
              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Evan Sohn
Recruiter.com Group, Inc.
March 24, 2023
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Jan Woo,
Legal Branch Chief, at 202-551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameEvan Sohn
                                                           Division of
Corporation Finance
Comapany NameRecruiter.com Group, Inc.
                                                           Office of Technology
March 24, 2023 Page 2
cc:       Jeremy D. Siegfried, Esq.
FirstName LastName